UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39056

Ping Identity Holding Corp.

(Exact name of registrant as specified in its charter)

1001 17th Street, Suite 100

Denver, CO 80202

(303) 468-2900

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Shalini Sharma

Chief Legal Officer and Secretary

Ping Identity Holding Corp.

1001 17th Street, Suite 100

Denver, CO 80202

(303) 468-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Ping Identity Holding Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 28, 2022	By:	/s/ Shalini Sharma
	Name:	Shalini Sharma
	Title:	Chief Legal Officer and Secretary